                                                      FILED BY FREEMARKETS, INC.

                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                 AND DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                                   SUBJECT COMPANY:  ADEXA, INC.
                                                  COMMISSION FILE NO.: 000-27913

FOR IMMEDIATE RELEASE

CONTACTS: Karen Kovatch
          Director of Corporate Communications
          FreeMarkets
          (412) 297-8767
          kkovatch@freemarkets.com

          Gary Doyle
          Director of Investor Relations
          FreeMarkets
          (412) 297-8849
          gdoyle@freemarkets.com

FREEMARKETS REPORTS FIRST QUARTER RESULTS

Company beats consensus earnings estimates by two cents per share; on track to break even in Q1 2002

PITTSBURGH, PA - APRIL 23, 2001 - FreeMarkets, Inc. (NASDAQ: FMKT), the leading B2B Global Marketplace and eSourcing solutions provider, today reported results for the first quarter ended March 31, 2001.

Revenues for the first quarter were $33.0 million, an increase of 205% over the same period a year earlier. Net loss for the first quarter, excluding stock-based expense and non-cash acquisition-related costs, was $9.3 million, or $0.24 cents per diluted share, beating the First Call estimate by $0.02 per share, and bettering the $0.27 per diluted share loss reported for the fourth quarter of 2000. Gross margins increased for the fifth consecutive quarter, rising to 51%, compared to 41% in the first quarter of 2000. Market volumes of $2.6 billion were consistent with first quarter guidance, and an increase of 92% over the same period a year earlier. Please see the "Recent Developments" section below for more information.

"We are pleased with our bottom-line performance for the first quarter," said FreeMarkets Senior Vice President and Chief Financial Officer Joan Hooper. "The visibility of our revenue model enables us to see potential shortfalls before they occur, and this visibility, combined with our strong operational controls, allowed us to contain costs and exceed our earnings estimate. While our revenues fell slightly short of our expectations due to longer sales cycles driven by a softening economy, we are very encouraged by the deals we signed late in the quarter, which should enable us to achieve sequential revenue growth of 10% to 15% in the second quarter."


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"Although demand for eSourcing solutions softened during the quarter due to the weakening economy, our customers continued to leverage our technologies, market information and services to generate savings and efficiencies for their organizations," said FreeMarkets Chairman and CEO Glen Meakem. "During the first quarter, the number of customers using FreeMarkets to source significant volumes of goods and services continued to increase, as did our traction in key industry sectors, including automotive and energy, process and engineering. We maintained our track record of delivering substantial results to our customers, generating approximately $500 million in savings and a significant return on investment for our customers."

"We also continued to enhance our productivity and the scalability of our business, and further strengthened our product offering and footprint with the introduction of the FreeMarkets(R) QuickSource(TM) solution, an ASP-based application that allows our customers to create their own online markets," Meakem continued. "We look forward to building on the momentum we have gained to extend our global leadership position even further in the months ahead."

INCREASING CUSTOMERS AND TRACTION

The number of customers using FreeMarkets' eSourcing solutions continued to increase during the first quarter. In addition to signing several new agreements, FreeMarkets extended existing long-term relationships and converted a number of key pilots. The number of long-term customers using FreeMarkets' eSourcing solutions grew to 60 during the first quarter, up from 43 in the previous quarter, bringing the total number of companies sourcing goods and services through FreeMarkets to 111.

FreeMarkets continued to gain traction across the industry sectors it serves, adding customers in key sectors such as automotive, energy, process and engineering, high technology and financial services.

Among the companies FreeMarkets signed agreements with during the quarter in new business sectors like financial services were Royal Bank of Scotland and PNC Financial Services. FreeMarkets also announced the extension of its long-term relationships with Owens Corning and FirstEnergy, and successfully converted pilot agreements to long-term contracts with Raytheon, DuPont, Pilkington and Hubbell, among others.

Already in the second quarter, FreeMarkets has announced new agreements with Marathon Oil, EVA Airways and ONEworld(R), extended its long-term relationships with GlaxoSmithKline and Eaton, and converted a pilot with Murphy Oil.

DELIVERING SAVINGS AND CUSTOMER ROI

FreeMarkets maintained its track record of delivering fast, measurable savings and immediate and ongoing returns on investment to customers during the first quarter, creating savings of approximately $500 million, or 16%, and substantial returns on customer investments. To date, FreeMarkets has generated more than $3.2 billion in savings for its customers around the globe.

BUILDING MARKETPLACE LIQUIDITY

FreeMarkets continued to build liquidity in its Global Marketplace during the first quarter, creating 2,275 online markets for more than $2.6 billion worth of direct and indirect materials and services. Since 1995, FreeMarkets has created more than 11,500 online markets for over $16.6 billion in goods and services.



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The number of suppliers who have actively participated in the FreeMarkets B2B
Global Marketplace jumped substantially to 11,100 during the quarter, up from 9,300 in the fourth quarter of 2000, an increase of nearly 20%.

ENHANCING PRODUCTIVITY AND SCALABILITY

FreeMarkets continued to develop and expand its portfolio of eSourcing solutions during the first quarter, adding technologies that increase the productivity and scalability of its business. On February 15, we launched our QuickSource offering, an ASP-based private marketplace application. Based on our industry-leading eSourcing technologies that we use to power our B2B Global Marketplace, our QuickSource solution enables procurement professionals to create and manage their own online markets for direct and indirect materials, as well as services.

A number of customers have already added the FreeMarkets' QuickSource offering to their portfolio of eSourcing solutions, including: GlaxoSmithKline, Alcoa, United Technologies Corp., and others.

EXPANDING MARKET SHARE AND LEADERSHIP

During the first quarter, FreeMarkets announced a definitive agreement to acquire Adexa, Inc., a leading provider of collaborative commerce solutions. The acquisition of Adexa will extend FreeMarkets' eSourcing leadership into supply chain collaboration and optimization. For the first time, global enterprises will be able to manage their direct materials from end to end, using the combined company's next generation solutions to both create and operate their supply chains. We expect the acquisition to close by the end of the second quarter of 2000.

By acquiring Adexa, FreeMarkets will increase both the breadth and depth of its customer base. Some of these benefits have already begun. FreeMarkets recently signed an agreement with one of Asia's leading manufacturers of computer systems, which had previously adopted and implemented Adexa's iCollaboration suite to manage and optimize its global supply chain operations.

RECENT DEVELOPMENTS

FreeMarkets is in discussions with the SEC regarding the classification in our income statement of the revenue we receive from Visteon, which is currently our largest customer. In 2000, our revenue from Visteon was approximately $8 million and in the first quarter of 2001, it was approximately $2.8 million. Our discussions with the SEC are in response to a question asked by the SEC in connection with its review of our S-4 filing for the Adexa acquisition.

On Friday, April 20, the SEC staff informed us that, in its view, the payments that we earn from Visteon under our service contract should not be classified as revenue in our income statement, because we also granted a warrant for 1.75 million shares to Visteon at the time we signed the contract. The warrant was valued at $95.5 million, which reflects the value of our stock in April of 2000, when we announced the contract with Visteon. We granted the warrant to Visteon in exchange for sales and marketing benefits and we have been amortizing the $95.5 million as a sales and marketing expense over the 5 years of our service contract. In the SEC's view, even though we are performing standard commercial services and receiving standard commercial cash fees for these services under the Visteon contract, the amounts that we earn from Visteon should be classified as money paid for the warrant instead of revenue.

Our Audit Committee has authorized us to consider an appeal of the staff's position. However, an appeal may delay the closing of the Adexa acquisition, and we have not yet decided whether to pursue an appeal. If we do not appeal the SEC staff's view, we will amend our 2000 financial




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statements to eliminate all revenue we earned from Visteon, and our GAAP income statements in the future (including for the quarter ended March 31, 2001) will no longer include revenue from Visteon. An amendment of our 2000 financial statements will also include changes to the costs associated with performing our obligations to Visteon under the service contract, and to our sales and marketing costs related to the amortization of the warrant. Because we are concerned that the SEC staff's suggested income statement classification will be confusing to investors, we plan under any circumstances to disclose the amounts we earn under our Visteon service contract in our earnings releases, our MD & A, the footnotes to our financial statements and our presentations to analysts and investors.

The SEC staff's view does not affect the accounting for any of our contracts other than Visteon, and any accounting changes that we make as a result of our discussions with the SEC staff will have no impact on our business relationship with Visteon.

The results for the quarter ended March 31, 2001 and the financial guidance disclosed in this press release treat the amounts that we receive from Visteon under our service contract as revenue, and the costs of serving Visteon as costs of revenue, and also treat the amortization of the Visteon warrant as a sales and marketing expense. As explained above, these classifications would change in our GAAP financial statements if we accept the SEC staff's position.

In early April, we made a decision to relocate our asset recovery business to Pittsburgh and close our Austin, Texas facility. This move will position us to drive revenue more effectively by leveraging our existing sales and marketing channels, customer relationships and industry specialists of our core eSourcing business. As a result of the closing of the Austin office, we will take a restructuring charge of approximately $3 million to $4 million in the second quarter, approximately half of which is a non-cash, asset write-off.

FINANCIAL GUIDANCE

Despite the slowing economy, FreeMarkets has continued to attract new customers due to our ability to deliver immediate and ongoing returns on their investment.

Based on the deals we've signed and our pipeline, we expect 10% to 15% sequential revenue growth in the second quarter, and approximately 5 % sequential growth in the third and fourth quarters of 2001. As a result, we estimate revenues for the full year 2001 at approximately $150 million, or 65% year-over-year growth. Although this represents a slight lowering of previous revenue guidance, we believe we can still achieve the current operational EPS guidance of a $0.22 loss in the second quarter, and a $0.73 loss for the year. We remain confident that we will reach our operational breakeven point in the first quarter of 2002. These loss figures exclude stock-based expense, non-cash acquisition costs and restructuring charges, and all of the numbers above exclude any changes that may result from our discussions with the SEC staff concerning our contract with Visteon.

We expect to end the second quarter with over $80 million in cash, and the year with over $60 million. We believe that FreeMarkets will be cash flow positive in the second quarter of 2002.

ABOUT FREEMARKETS

FreeMarkets is the leading B2B Global Marketplace and eSourcing solutions provider. FreeMarkets combines its industry-leading technology platform with unparalleled sourcing information, commodity-specific domain knowledge, world-class services and purchasing scale to deliver fast, measurable savings to customers. FreeMarkets has created over 11,500 online



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markets for more than $16.6 billion worth of goods and services and created estimated savings of over $3.2 billion for its customers. More than 11,100 suppliers from over 64 countries have participated in the FreeMarkets B2B Global Marketplace. The Company also operates FreeMarkets Asset Exchange, the leading B2B Global Marketplace for surplus assets and inventory. FreeMarkets can be found on the Web at www.freemarkets.com. FreeMarkets(R) and BidWare(R) are registered trademarks of FreeMarkets, Inc., and FullSource(TM) and QuickSource(TM) are pending trademArks of FreeMarkets, Inc.

FORWARD-LOOKING STATEMENTS

Statements in this press release that are not historical facts, including the information under the headings "Recent Developments" and "Financial Guidance" and other statements that refer to FreeMarkets' plans, prospects, expectations, strategies, intentions, and beliefs, are forward-looking statements. These forward-looking statements are based on information available to FreeMarkets today, and FreeMarkets assumes no obligation to update these statements as circumstances change. There are risks and uncertainties that could cause actual results to differ materially from the forward-looking statements, including, without limitation, market acceptance of FreeMarkets' B2B Global Marketplace and new products and services that FreeMarkets introduces, the competitive nature of the market for business-to-business online auction and e-commerce services, FreeMarkets' ability to attract new customers, through its own efforts and through partnerships and alliances, to retain and increase revenue from existing customers and to attract new customers, FreeMarkets' ability to attract and retain qualified personnel, the size of the market for used equipment and surplus inventory, the demand for online auction and other asset recovery services by buyers and suppliers, FreeMarkets' ability to integrate acquisitions and manage growth, the risks associated with the acquisition of Adexa and the timing of the acquisition, the risks that the visibility of our revenue model may be adversely affected by changes in our business, the acquisition of Adexa or other economic factors, and the outcome of FreeMarkets' discussions with the SEC staff. You should carefully review these and other risk factors that are described in more detail in FreeMarkets' filings with the Securities and Exchange Commission, including its Form 10-K for the year ended December 31, 2000 and the Form S-4 filed in connection with the acquisition of Adexa.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

FreeMarkets has filed a Registration Statement on SEC Form S-4 in connection with the acquisition of Adexa, and FreeMarkets expects to mail a Proxy Statement/Prospectus to stockholders of FreeMarkets and Adexa containing information about the transaction. Investors and security holders are urged to read the Registration and Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about FreeMarkets, Adexa, the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from FreeMarkets by directing a request through the Corporate Info/Investor Relations portion of FreeMarkets' website at www.freemarkets.com or by mail to FreeMarkets, Inc., Investor Relations, FreeMarkets Center, 210 Sixth Avenue, Pittsburgh, PA 15222, telephone 412-297-8950.

In addition to the Registration Statement and the Proxy Statement/Prospectus, FreeMarkets files annual, quarterly and special reports, proxy statements and other information with the Securities Exchange Commission. You may read and copy any reports, statements or other information filed by FreeMarkets at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other Public Reference Rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation



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of the Public Reference Rooms. FreeMarkets' filings with the SEC are also available to the public from commercial documents-retrieval services and at the website maintained by the SEC at www.sec.gov.

FreeMarkets and Adexa and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FreeMarkets stockholders in favor of the issuance of FreeMarkets stock in the transaction and from Adexa shareholders in favor of the adoption of the definitive agreement. A description of any interests that such directors and executive officers have in the transaction is available in the Proxy Statement/Prospectus.

                                      # # #








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                                FREEMARKETS, INC.
              (UNAUDITED;$ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                    THREE MONTHS ENDED
                                                         MARCH 31,
                                                  2001                    2000
                                              ------------           ------------
REVENUES                                      $     33,010           $     10,808

  Cost of revenues                                  16,230                  6,334
                                              ------------           ------------

GROSS PROFIT                                        16,780                  4,474
                                              ------------           ------------

OPERATING COSTS:

  Research & development                             5,625                  2,884
  Sales & marketing                                 12,203                  7,420
  General & administrative                           9,641                  5,091
  Stock-based expense                                4,902                    226
  Non-cash acquisition-related costs                29,523                  9,542
                                              ------------           ------------

TOTAL OPERATING COSTS                               61,894                 25,163
                                              ------------           ------------

OPERATING LOSS                                     (45,114)               (20,689)

  Other income, net                                  1,529                  2,627
                                              ------------           ------------

NET LOSS BEFORE INCOME TAXES                       (43,585)               (18,062)

   Provision for income taxes                          149                     75
                                              ------------           ------------

NET LOSS                                      $    (43,734)          $    (18,137)
                                              ============           ============


Basic & diluted EPS                           $      (1.13)          $      (0.51)
Weighted average shares                         38,871,938             35,498,829


----------------------------------------------------------------------------------
Net loss excluding stock-based expense &
     non-cash acquisition-related costs       $     (9,309)          $     (8,369)
Per basic & diluted share                     $      (0.24)          $      (0.24)
----------------------------------------------------------------------------------


OPERATIONAL DATA:
  Auction volume                              $  2,602,428           $  1,355,092
  Revenue as a percentage volume                      1.27%                  0.80%
  Number of auctions                                 2,275                    884
  Estimated potential savings                 $    496,000           $    300,000
  Number of customers                                  111                     47
  Cumulative number of suppliers                    11,100                  4,000
  Cumulative number of product categories              175                    100
  Number of employees                                1,059                    497

See "Recent Developments"


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                                FREEMARKETS, INC.
                           (UNAUDITED; $ IN THOUSANDS)

                                                MARCH 31,        DECEMBER 31,
                                                  2001              2000
                                                --------          --------
ASSETS
Current assets:
  Cash, cash equivalents and
     short-term investments                     $ 97,624          $121,148
  Accounts receivable, net                        26,326            27,861
  Other current assets                             6,790             5,069
                                                --------          --------

     Total current assets                        130,740           154,078

Property & equipment, net                         48,248            43,714
Goodwill & other assets, net                     231,804           264,754
                                                --------          --------

     Total assets                               $410,792          $462,546
                                                ========          ========


LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                              $  9,832          $  9,517
  Accrued incentive compensation                   2,419            10,235
  Accrued acquisition costs                        1,173             4,676
  Other current liabilities                       14,263            16,889
  Current portion of long-term debt                3,891             3,887
                                                --------          --------

     Total current liabilities                    31,578            45,204

Long-term debt                                       495               544
                                                --------          --------

     Total liabilities                            32,073            45,748

Total stockholders' equity                       378,719           416,798
                                                --------          --------

     Total liabilities & stockholders'
        equity                                  $410,792          $462,546
                                                ========          ========



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